April 13, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company SEC File No. 333- 177938

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide Variable Account-II (the "Variable Account") respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration statement become effective on April 17, 2012 or as soon as practicable. Nationwide Life Insurance Company represents that the final prospectus will be filed as soon as possible after the effectiveness order is received.

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ CATHY MARASCO

Cathy Marasco
Associate Vice President
Product Development

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

April 13, 2012

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549

Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company SEC File No. 333- 177938

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Individual Flexible Premium Deferred Variable Annuity Contracts to be issued by Nationwide Variable Account-II (the "Variable Account"), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration statement become effective on April 17, 2012 or as soon as practicable.

The undersigned is an officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products